June 25, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3720
Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 File No. 000-51446
Dear Mr. Spirgel:
We are in receipt of your comment letter dated June 11, 2009 to Consolidated Communications Holdings, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.
Annual Report filed on Form 10-K for the year ended December 31, 2008
Note 8 — Goodwill and Other Intangible Assets, pages 79-80
1.	We note from your filing that you have “two reportable business segments: Telephone Operations and Other Operations” for SFAS 131 reporting purposes. We also note from your response that effective January 1, 2009, you now “aggregate the Telephone Operations of [y]our Illinois, Texas and Pennsylvania territories and [y]our Pennsylvania CLEC operations into a single reporting unit ...” for SFAS 142 impairment testing purposes. Please provide us with the information provided to the chief operating decision maker, subsequent to the January 1, 2009 restructuring, to evaluate performance, make operating decisions, and allocate resources.
The Company’s Response
     We are providing to you under separate cover, an example of the primary financial reports that are provided on a monthly basis to members of the Company’s management team, including the chief

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operating decision maker for the Company, the President and Chief Executive Officer, Robert J. Currey. We are requesting that you give this information confidential treatment.
     Mr. Currey’s focus in reviewing this information is on the top level financial results for the Company with an emphasis on the performance of our Telephone Operations segment individually and to a lesser extent the performance of the Other Operations segment. As noted in the Management’s Discussion and Analysis section of our Form 10-K for the year ended December 31, 2008, the Telephone Operations segment is comprised of multiple service offerings and revenue sources which are aggregated for understanding the results from the segment as a whole because these services are interrelated and provided across the same access lines, often to the same customers. Performance evaluation, operating decisions and resource allocation generally take place at the segment level.
     Mr. Currey primarily reviews the information contained in the portion of the financial report package we have shown in Exhibit A. His focus is primarily on total Company revenue, operating expenses and adjusted EBITDA, as well as on the EBITDA margin for both the total Company and the Telephone Operations segment. The report on page 3 in Exhibit A shows revenues and expenses compared to budget from a total company standpoint. Pages 4 and 5 in Exhibit A contain more summarized information that provides revenues by geographical area for Telephone Operations and by strategic business unit within Other Operations and provides an adjusted EBITDA total for each segment and the Company as a whole. Mr. Currey reviews the revenue information by state primarily to assess the effects that competition may be having in a particular area; however, information by state does not serve as a basis for performance evaluation, operating decisions or resource allocation. Mr. Currey also reviews page 6 in Exhibit A to be certain that each executive is monitoring their headcount in order to control costs.
     While Mr. Currey receives the information contained in the portion of the financial report package we have shown in Exhibit B as part of the distribution to the upper management team, the reports are generally not used by Mr. Currey unless a specific issue is brought to his attention for which additional reference information is required; rather, the information contained in Exhibit B is provided for review by others in the organization. A senior vice president of the Company is primarily responsible for marketing, sales, and customer service activities associated with the Telephone Operations segment. A second senior vice president is primarily responsible for the Other Operations segment revenues and expenses. Other than directly identifiable costs within a segment, operating expenses are managed at a total Company level, with each senior vice president managing a portion of the expense on an enterprise-wide basis. Only to the extent an issue within one of the segments is brought to Mr. Currey’s attention would the reports in Exhibit B be used as reference items.
     As illustrated in Note 22 “Business Segments” to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2008, over 96% of our annual capital investment is in our Telephone Operations segment. The majority of the investment is to maintain our existing plant and to improve our network in order to continue offering competitive broadband and video products to our

June 25, 2009

telephone operations customers. These improvements generally serve to benefit nearly all revenue sources associated with the segment. Decisions regarding allocation of capital resources are primarily made based upon the payback of individual projects for the entire segment rather than being evaluated by service offering or within a specific geographic area. Performance of the business, for senior management compensation and other purposes, is evaluated principally on criteria that relate to the Company as a whole or the specific segments, and decisions about allocation of other resources are made from that same perspective.
2.	We note from your response that “decreasing the estimated fair value of each reporting unit by 5% would not have indicated a potential impairment, exclusive of [your] Market Response” reporting unit (which incurred a $6.1 million impairment in 2008). For each of the reporting units that now comprise the Telephone Operations reporting unit, tell us the percentage by which the fair value exceeded the carrying value for your November 2008 impairment test. Additionally, though we note from your 1st Quarter 10-Q that “operating performance has not changed materially and that ... detailed impairment testing was deemed [un]warranted,” tell us the percentage by which the fair value of your Telephone Operations reporting unit exceeds the carrying value at the most recent available date.
The Company’s Response
     As of November 30, 2008, using the assumptions further described in the response to comment 3, the percentage by which the estimated fair value exceeded the carrying value of each reporting unit, exclusive of CMR, was:

Telephone Operations	50%
Comprised of:
Illinois Telephone Operations	158%
Texas Telephone Operations	3%
Pennsylvania CLEC Operations	206%
Pennsylvania Telephone Operations	28%

Business Systems	818%
Public Services	311%
     The Company did not perform a detailed impairment test during the quarter ended March 31, 2009, because management did not believe that there were events or circumstances since the latest annual test that would more likely than not reduce the fair value of any of the Telephone Operations, Business Systems or Public Services reporting units below its carrying value. Accordingly, the results of the test performed as of November 30, 2008 are the most recent available results.

June 25, 2009

3.	We note your proposed revised draft disclosure. We believe that you should provide more specific information regarding the assumptions and sensitivity of the assumptions used in your analysis. With regard to your revenue growth and revenue growth rates estimates, you describe in general terms how projections are impacted by expectations regarding both the economy’s recovery and your ability to counteract local access line loss. Yet, you do not provide specific rates on a historical or prospective basis for either revenue growth or revenue growth rates. Providing this information is critical to giving investors a clear insight into your analysis. As previously requested, please disclose the following for your Telephone Operations reporting unit:
•	Your historical growth rates for each of the last three years and an explanation of how your historical growth rates were considered when determining the growth rate to be utilized in your current cash flows projections.

•	The annual growth rate needed to achieve the cash flow projections necessary to avoid a goodwill impairment charge.
Also please tell us your consideration in using other valuation approaches, such as the market approach, to support the fair value determination of your Telephone Operations reporting unit. Finally tell us whether the actual results for the first quarter in 2009 are in line with the projections used in the November 2008 assessment.
The Company’s Response
     We will update the disclosure that was provided in our response dated May 28, 2009 to reflect the following additional information:
     For the years ended December 31, 2008, 2007 and 2006, our Telephone Operations revenues increased by 31.8%, 2.3% and (0.7%), respectively, for an 11.3% average annual growth rate. In developing our income model, the Company considered this data and assumed annual growth in revenues of 1%, which we believe is conservative, but not inconsistent with our stable and slightly increasing historical revenue pattern of approximately 1.5% per year excluding the significant revenue growth associated with the acquisition of North Pittsburgh. At the same time, we assumed slightly declining gross margins in the short term as higher margin revenues generated from local access lines are being replaced by slightly lower margin revenues from DSL, IPTV, VOIP and other products. In the course of operating the business, management would intend to largely offset any unexpected revenue declines with proportional reductions in selling, general and administrative expenses. However, if we were unable to implement adequate cost reduction measures and all other material inputs in our

June 25, 2009

income model were to remain constant, our revenues could decline by over 1.5% annually without triggering a goodwill impairment charge.
     In determining the fair value of the reporting units to be tested for impairment, management believes that utilizing a discounted cash flow method is the most appropriate approach. We did not believe that a market approach would be relevant to our 2008 impairment analysis given the very limited amount of merger and acquisition activity in the telecommunications sector in 2008 and the uncertain nature of the capital markets at that time, which we believe contributed to a lack of appropriate market comparisons. However, as noted in our May 28, 2009 response to the Staff’s comment number 2, we validated the outcome of our discounted cash flow calculations by reconciling the market capitalization of the businesses to the collective fair value of our reporting units noting a reasonable implied control premium.
     Revenues and cash flows for our 2009 first quarter each trailed our projections by approximately 5.2%. In the 2009 first quarter and the period following, we have implemented various strategies aimed at increasing our revenue per user and decreasing our costs in the latter portion of the year. We currently expect these strategies will effectively mitigate the impact of the first quarter shortfall to our prior year projections; however, we continue to evaluate the need to perform an impairment analysis on an interim basis.
4.	Considering the deterioration of the economy and, specifically, the 8% decrease in your local access line revenue, it appears the fair value of the North Pittsburgh reporting unit would have declined since the acquisition date in May of 2007. Also we note that 20% of the North Pittsburgh acquisition was paid for with your common stock, which has declined in value from the upper teens in late ‘07 to the $10 range in November of 2008. Tell us how these factors affected the value of the reporting unit when you performed the impairment test in November 2008.
The Company’s Response
     While the Company as a whole experienced line loss of nearly 8% in 2008, the line losses in North Pittsburgh were below the Company’s average. Since the acquisition of North Pittsburgh on December 31, 2007, we have taken several steps to successfully increase profitability and improve the line loss metrics of the unit. First, in April 2008 we launched our IPTV product, which combined with the DSL and local calling products that were previously in the portfolio of products, allowed the Company to offer a “triple play” bundle to more effectively compete with the cable competition, who had already offered a voice product along with high speed Internet and traditional television service. The launch of our triple play bundle allowed us to increase revenue and to reduce the access line losses in North Pittsburgh. In addition to the steps taken to increase revenue and protect ourselves from increasing line losses, we also took

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steps to achieve cost synergies in excess of our acquisition date projections of $7.0 million for 2008 and $11.0 million in 2009 and beyond.
     Due to these factors, the fair value of the operations in the Pennsylvania ILEC territory was 28% greater than the book value and the fair value of the Pennsylvania CLEC operations was 206% greater than the book value as of November 30, 2008. We have considered the impact of our stock price decline in the valuation of all of our reporting units by appropriately increasing our weighted average cost of capital utilized in our discounted cash flow valuation model.

The Company respectfully requests a teleconference to discuss any questions the Staff may have on the Company’s response. Please contact Steven L. Childers, Chief Financial Officer, at (217) 235-4440 should you have any questions regarding our responses or any related matters.

Sincerely, Consolidated Communications Holdings, Inc.
By:	/s/ Robert J. Currey
Title: President and Chief Executive Officer

By:	/s/ Steven L. Childers
Title: Chief Financial Officer